SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 9, 2019 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 9, 2019, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	In million of Pesos
	06/30/2019	06/30/2018

Net Result	(28,497)	19,185
Attributable to:
Company's shareholders	(18,749)	4,272
Non-controlling interest	(9,748)	14,913

Other integral results of the period	(563)	11,679
Attributable to:
Company's shareholders	(197)	(232)
Non-controlling interest	(366)	11,911

Total Integral results of the period	(29,060)	30,864
Attributable to:
Company's shareholders	(18,946)	4,040
Non-controlling interest	(10,114)	26,824

Shareholders' Equity
Capital stock	486	482
Treasury shares	16	20
Comprehensive adjustment of capital stock and treasury shares	6,696	6,696
Additional paid-in capital	7,411	7,411
Premium for trading of treasury shares	64	64
Legal Reserve	260	260
Special Reserve	3,623	3,623
Cost of treasury shares	(1,164)	(1,341)
Changes in non-controlling interest	(1,942)	(1,450)
Revaluation Surplus	115	137
Conversion reserve	3,183	3,820
Reserve for share-based payments	338	327
Reserve for future proyects	24,486	2,761
Reserve for purchase of securities issued by the Company	67	67
Other comprehensive subsidiary results	404	(36)
Other reserves from subsidiaries	6	6
Retained earnings	(27,229)	14,401
Shareholders’ Equity attributable to controlling company’s shareholders	16,820	37,248
Non-controlling interest	72,180	86,213
TOTAL SHAREHOLDERS’ EQUITY	89,000	123,461

With regard to paragraph l) section 3); 4) y 5) of the Regulations, it is recorded that the Board has begun the analysis of the proposals that will be made to the next annual shareholder’s meeting, where the result will be informed to the shareholders and respective bodies, immediately after having been established by the administrative body.

In compliance to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the share capital of the Company is ARS 501,642,804, whose shareholding is divided into 501,642,804 nominative non-endorsable common shares of 1 nominal value each and entitled to one vote each. The total of outstanding shares is 488,541,412

The main shareholder is Inversiones Financieras del Sur S.A. with 182,287,316 shares, representing 37.48% of the issued and subscribed capital stock. It is a company incorporated and domiciled in Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo Uruguay. IFIS Limited is the ultimate controlling entity, domiciled at Clarendon House, 2, Church Street, Hamilton, Bermuda, HM CX, Bermuda.

We also report that as of June 30, 2019, excluding the shares of Inversiones Financieras del Sur SA and the treasury shares, the remaining shareholders had 304,079,215 registered non-endorsable common shares of 1 nominal value each with one vote each of the Company, which represents 62.52% of the issued and subscribed capital stock.

Among the new features of the twelve-month period ended June 30, 2019, the following can be highlighted

●
Net result for fiscal year 2019 registered a loss of ARS 28,497 million compared to a profit of ARS 19,185 million in 2018, mainly due to the loss recorded from changes in the fair value of investment properties from the IRSA Argentine Business Center.

●
Adjusted EBITDA of fiscal year 2019 grew by 21.1% compared to 2018 reaching ARS 22,902 million, of which ARS 3,771 million come from the agricultural business with higher productive results of the grain segment and higher results from farm sales and ARS 19,131 million come from the urban property and investment business (IRSA), whose income segment in Argentina increased by 6.8% in the period.

●
The 2019 campaign presented very good weather conditions in the region. We planted a historical record of 242,000 hectares and reached a crop production of 812,000 tons.

●
Our subsidiary Brasilagro has sold 3 fractions of farms during the year for the sum of BRL 234.8 million. As a subsequent event, it has completed a new partial sale for BRL 23.2 million.

●
During the year, we have completed two programs to repurchase our own shares for ARS 600 million (approximately 2.6% of the share capital). Subsequently, we launched a new plan for up to ARS 300 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

September 9, 2019